Exhibit 3.4
CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
OCEANIC EXPLORATION COMPANY
          Oceanic Exploration Company (the Corporation), a corporation organized and existing under the General Corporation Law of the State of Delaware (the DGCL), does hereby certify:
          1. The name of the Corporation is Oceanic Exploration Company. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of the State of Delaware on December 9, 1968.
          2. This Certificate of Amendment was duly adopted by the Board of Directors of the Corporation and by the stockholders of the Corporation in accordance with Sections 228 and 242 of the DGCL.
          3. Article Fourth is hereby amended so that it reads in its entirety as follows:
          FOURTH. The Corporation is authorized to issue two classes of shares of stock, to be designated, respectively, “Preferred Stock” and “Common Stock.” The total number of shares that this Corporation shall have authority to issue is One Hundred Million Six Hundred Thousand (100,600,000). The authorized number of shares of Preferred Stock shall be Six Hundred Thousand (600,000), and the par value of each of such shares of Preferred Stock shall be Ten Dollars ($10.00). The number of authorized shares of Common Stock shall be One Hundred Million (100,000,000), and the par value of each of such shares of Common Stock shall be Six and One-Quarter Cents (6 1/4 ¢).
          The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby expressly authorized to fix the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions on the shares of any such series of Preferred Stock, all as provided in the DGCL, including without limitation, the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, the liquidation rights or other rights upon any distribution of the assets of the Corporation, and the number of shares constituting any such series, or any or all of them; and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of such series. In case the number of such shares shall be decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the Board of Directors resolution originally fixing the number of shares of such series.
          IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate of Incorporation to be executed and attested to this 14th day of July, 2006.
OCEANIC EXPLORATION COMPANY

By:	/s/ Courtney Cowgill Courtney Cowgill
Chief Financial Officer and Treasurer

ATTEST:

/s/ Janet M. Biggi Janet M. Biggi Assistant Secretary